UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55616

Strategic Storage Growth Trust, Inc.

(SST II Growth Acquisition, LLC as successor by merger to Strategic Storage Growth Trust, Inc.)

(Exact name of registrant as specified in its charter)

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

Class T Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*    Pursuant to the Agreement and Plan of Merger, dated as of October 1, 2018, by and among Strategic Storage Growth Trust, Inc. (the “Company”), SS Growth Operating Partnership, L.P., Strategic Storage Trust II, Inc., Strategic Storage Operating Partnership II, L.P., and SST II Growth Acquisition, LLC (“Merger Sub”), the Company merged with and into Merger Sub on January 24, 2019, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SST II GROWTH ACQUISITION, LLC,

as successor by merger to

STRATEGIC STORAGE GROWTH TRUST, INC.

Date: January 25, 2019	By: Strategic Storage Trust II, Inc., its Member

	By:	/s/ H. Michael Schwartz
Name: H. Michael Schwartz
Title: Chief Executive Officer